MAR 1 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04009534

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for February 27, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-102489
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

102264 FFMLT 2004-FFA
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 27, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

Exhibit	Page

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

FIRST FRANKLIN MORTGAGE LOAN TRUST 2004-FFA

Mortgage Pass-Through Certificates, Series 2004-FFA

$563,649,000(Approximate)
FIRST FRANKLIN MORTGAGE LOAN TRUST
SERIES 2004-FFA
SENIOR/SUBORDINATE CERTIFICATES
BACKED BY 2ND LIEN MORTGAGES

To 10% Call

Class	Approx. Size ($) (1)	Initial Coupon/ Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	C/E (3) (%)	C/E (4) (%)	Legal Final Maturity	Expected Ratings (S&P/ Moody's)
A1	$401,693,000	1M Libor + [ ]%	1.49	1-65	20.65%	30.11%	3/25/2024	AAA/Aaa
A2	$47,358,000	4.60%	6.24	65-77	20.65%	30.11%	3/25/2024	AAA/Aaa
A-SIO	Notional	1.55% - 1M Libor	N/A	N/A	N/A	N/A	7/25/2006	AAA/Aaa
M1-A	$18,109,000	1M Libor + [ ]%	4.70	44-77	14.25%	23.71%	3/25/2024	AA/Aa2
M1-F	$18,109,000	4.45%	4.70	44-77	14.25%	23.71%	3/25/2024	AA/Aa2
M2-A	$16,270,000	1M Libor + [ ]%	4.50	40-77	8.50%	17.96%	3/25/2024	A/A2
M2-F	$16,270,000	4.70%	4.50	40-77	8.50%	17.96%	3/25/2024	A/A2
M3-A	$9,903,500	1M Libor + [ ]%	4.42	38-77	5.00%	14.46%	3/25/2024	A-/Baa1
M3-F	$9,903,500	4.80%	4.42	38-77	5.00%	14.46%	3/25/2024	A-/Baa1
M4	$7,074,000	1M Libor + [ ]%	4.38	38-77	3.75%	13.21%	3/25/2024	BBB+/Baa2
M5	$8,489,000	5.00%	4.37	37-77	2.25%	11.71%	3/25/2024	BBB/Baa3
M6	$10,470,000	5.00%	3.91	37-77	0.40%	9.86%	3/25/2024	BBB-/NR

To Maturity

Class	Approx. Size ($) (1)	Initial Coupon/ Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	C/E (3) (%)	C/E (4) (%)	Legal Final Maturity	Expected Ratings (S&P/ Moody's)
A1	$401,693,000	1M Libor + [ ]%	1.49	1-65	20.65%	30.11%	3/25/2024	AAA/Aaa
A2	$47,358,000	4.60%	7.96	65-178	20.65%	30.11%	3/25/2024	AAA/Aaa
A-SIO	Notional	1.55% - 1M Libor	N/A	N/A	N/A	N/A	7/25/2006	AAA/Aaa
M1-A	$18,109,000	1M Libor + [ ]%	5.16	44-151	14.25%	23.71%	3/25/2024	AA/Aa2
M1-F	$18,109,000	4.45%	5.16	44-151	14.25%	23.71%	3/25/2024	AA/Aa2
M2-A	$16,270,000	1M Libor + [ ]%	4.93	40-139	8.50%	17.96%	3/25/2024	A/A2
M2-F	$16,270,000	4.70%	4.93	40-139	8.50%	17.96%	3/25/2024	A/A2
M3-A	$9,903,500	1M Libor + [ ]%	4.78	38-123	5.00%	14.46%	3/25/2024	A-/Baa1
M3-F	$9,903,500	4.80%	4.78	38-123	5.00%	14.46%	3/25/2024	A-/Baa1
M4	$7,074,000	1M Libor + [ ]%	4.66	38-106	3.75%	13.21%	3/25/2024	BBB+/Baa2
M5	$8,489,000	5.00%	4.53	37-97	2.25%	11.71%	3/25/2024	BBB/Baa3
M6	$10,470,000	5.00%	3.91	37-80	0.40%	9.86%	3/25/2024	BBB-/NR

(1) Subject to a permitted variance of ± 5% in aggregate. Assumed closing date of 1/27/04 and assumed first payment date of 2/25/04.
(2) The Certificates will be priced assuming the mortgage loans prepay at a speed of 30% CPR.
(3) Credit Enhancement includes initial overcollateralization of approximately 0.40% and does not include the Pool Policy.
(4) Credit Enhancement includes the Pool Policy Coverage.

Origination and Servicing

100% of the mortgage loans were originated by First Franklin Financial Corporation. The loans will be serviced by Wells Fargo (97.2%) and Chase Manhattan Mortgage Corporation (2.8%).

Mortgage Insurance

The trust has purchased a mortgage pool insurance policy from Radian Guaranty which will provide coverage up to an amount equal to 10% of the Cut-Off Date balance of the covered loans. The amount of coverage outstanding on the Pool Policy on any Distribution Date (the "Undrawn Pool Policy Balance") will be equal to the initial coverage amount minus any claims which have been paid out in respect of the policy. The policy will cover approximately 94.65% of the mortgage loans.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' mortgage insurance claim process to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Credit Enhancement

The Overcollateralization Target with respect to any Distribution Date prior to the Stepdown Date or for which a Trigger Event is in effect is equal to the sum of (i) 0.40% of the Cut-Off Date Collateral Balance and (ii) the excess, if any, of (x) 6.85% of the Original Collateral Balance over (y) the Undrawn Pool Policy Balance. The Overcollateralization Target with respect to any Distribution Date on or after the Stepdown Date and for which a Trigger Event is not in effect is equal to the sum of (i) 0.40% of the Cut-Off Date Balance and (ii) the excess, if any, of (x) 13.70% of the Current Collateral Balance over (y) the Undrawn Pool Policy Balance.

The "Enhancement Percentage" with respect to any Class and any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of (a) the total Certificate Principal Amount of all Classes subordinate to the related Class, (b) the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero) and (c) the lesser of (i) the Undrawn Pool Policy Balance and (ii) 6.85% of the Collateral Balance, and the denominator of which is the current collateral balance, after giving effect to distributions on that Distribution Date.

The "Overcollateralization Amount" with respect to any Distribution Date is equal to the excess of (x) the current collateral balance over (y) the aggregate Class Principal Balance of the Certificates after giving effect to distributions on such Distribution Date.

Classes A1, A2 and A-SIO (the "Class A Certificates") will have limited protection by means of the subordination of the Class M1-A, M1-F, M2-A, M2-F, M3-A, M3-F, M4, M5 and M6 Certificates (the "Subordinate Certificates"). The Class A Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the amount of the excess (such reduction, an "Applied Loss Amount") in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal will be paid as follows:

1) to the Class A1 and Class A2 Certificates, sequentially and in that order, until reduced to zero;

2) to the Class M1-A and Class M1-F Certificates, on a *pro rata* basis, until reduced to zero;

3) to the Class M2-A and Class M2-F Certificates, on a *pro rata* basis, until reduced to zero;

4) to the Class M3-A and Class M3-F Certificates, on a *pro rata* basis, until reduced to zero; and

5) to the Class M4, Class M5 and Class M6 Certificates, sequentially and in that order, until reduced to zero.

On or after the Stepdown Date, as long as a Trigger Event is not in effect, principal will be paid as follows:

1) to the Class A1 and Class A2 Certificates, sequentially and in that order, until the Senior Enhancement Percentage is equal to two times the Initial Senior Enhancement Percentage;

2) to the Class M1-A and Class M1-F Certificates, on a *pro rata* basis, until the Class M1 Enhancement Percentage is equal to two times the Initial Class M1 Enhancement Percentage;

3) to the Class M2-A and Class M2-F Certificates, on a *pro rata* basis, until the Class M2 Enhancement Percentage is equal to two times the Initial Class M2 Enhancement Percentage;

4) to the Class M3-A and Class M3-F Certificates, on a *pro rata* basis, until the Class M3 Enhancement Percentage is equal to two times the Initial Class M3 Enhancement Percentage;

5) to each of the Class M4, Class M5 and Class M6 Certificates, sequentially and in that order, until each Class Enhancement Percentage is equal to two times the respective Initial Class Enhancement Percentage.

The Stepdown Date is the later of (i) the Distribution Date upon which the Initial Senior Enhancement Percentage doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

Funds on deposit in the Interest Rate Cap Reserve Fund will be available to pay principal on the Certificates in the event of a Realized Loss on the collateral which is not covered by the Pool Policy.

Interest Payment Priority

The Interest Rates for the Class A1, Class M1-A, Class M2-A, Class M3-A and Class M4 Certificates (along with the Class A-SIO, the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR plus their respective margins and (ii) the applicable Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Accrual Period for the LIBOR Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on February 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The Class A-SIO Certificates will accrue interest on a Notional Balance for the first 30 Distribution Dates at an Interest Rate equal to the greater of (i) 0.00% and (ii) 1.55% - one-month LIBOR.

The Class A2, Class M2-F, Class M3-F, Class M5 and Class M6 Certificates (the "Fixed Rate Certificates") will accrue interest at fixed rates, subject to the applicable Net Funds Cap. Interest for the Fixed Rate Certificates will be calculated on a 30/360 basis. The Accrual Period for the Fixed Rate Certificates will be the calendar month preceding the month of the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee, Insurance Fee and Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A1, Class A2 and Class A-SIO Certificates on a *pro rata* basis;

(3) To pay Current Interest and Carryforward Interest to Class M1-A and Class M1-F, on a *pro rata* basis;

(4) To pay Current Interest and Carryforward Interest to Class M2-A and Class M2-F, on a *pro rata* basis;

(5) To pay Current Interest and Carryforward Interest to Class M3-A and Class M3-F, on a *pro rata* basis;

(6) To pay Current Interest and Carryforward Interest to the Class M4, Class M5 and Class M6 Certificates, sequentially and in that order;

(7) To pay the Credit Risk Manager Fee;

(8) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(9) Any interest remaining after the application of (1) through (8) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* according to the principal paydown rules in effect for that Distribution Date, as needed after application of funds from the Interest Rate Cap Reserve Fund, until the Overcollateralization Target has been reached;

(10) To pay to the Class A Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, in proportion to their Basis Risk Shortfall and Unpaid Basis Risk Shortfall Amounts, as needed after application of funds from the Interest Rate Cap Reserve Fund;

(11) To pay to the Subordinate Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to be paid in the same order of priority as in steps (3) through (6) above, as needed after application of funds from the Interest Rate Cap Reserve Fund;

(12) To pay to the Subordinate Certificates, any Deferred Amounts to be paid in the same order of priority as in steps (3) through (6) above, as needed after application of funds from the Interest Rate Cap Reserve Fund; and

(13) To pay remaining amounts to the holder of the Class X Certificate.

Class A-SIO Notional Amount

The Class A-SIO will have a notional balance equal to the lesser of the beginning collateral balance and the following schedule. On and after the 31st Distribution Date, the A-SIO balance will be equal to zero.

Month	Approximate Notional Balance ($)
1	449,128,473
2	449,128,473
3	445,209,925
4	440,053,018
5	433,657,495
6	426,030,883
7	417,188,747
8	407,154,882
9	395,961,419
10	383,648,866
11	370,266,048
12	355,869,966
13	340,525,560
14	324,305,371
15	307,289,114

Month	Approximate Notional Balance ($)
16	289,563,149
17	271,219,851
18	252,356,900
19	233,076,468
20	213,484,336
21	193,688,929
22	173,800,287
23	153,928,984
24	134,184,997
25	114,676,553
26	95,508,951
27	76,783,381
28	58,595,753
29	41,035,541
30	24,184,645

Interest Rate Cap and Interest Rate Cap Reserve Fund

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR, (ii) diminish basis risk associated with the fixed-rate mortgage loans and (iii) provide additional credit enhancement. The thirty month Interest Rate Cap Agreement will have a strike rate of 1.55% and a ceiling of 4.05%, paying a maximum of 2.50%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	449,128,473
2	449,128,473
3	445,209,925
4	440,053,018
5	433,657,495
6	426,030,883
7	417,188,747
8	407,154,882
9	395,961,419
10	383,648,866
11	370,266,048
12	355,869,966
13	340,525,560
14	324,305,371
15	307,289,114

Month	Approximate Notional Balance ($)
16	289,563,149
17	271,219,851
18	252,356,900
19	233,076,468
20	213,484,336
21	193,688,929
22	173,800,287
23	153,928,984
24	134,184,997
25	114,676,553
26	95,508,951
27	76,783,381
28	58,595,753
29	41,035,541
30	24,184,645

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Payments received under the Interest Rate Cap Agreement will be deposited into the Interest Rate Cap Reserve Fund. On each Distribution Date, the Interest Rate Cap Reserve Fund will make a payment into the Collection Account in an amount equal to the balance of any Realized Loss not covered under the Pool Policy in the related Collection Period, and in the amount of any Basis Risk Shortfalls or Unpaid Basis Risk Shortfalls. If at any time the ending balance of the Interest Rate Cap Reserve Fund exceeds 3.00% of the current collateral balance, the amount of that excess shall be released to the Class X Certificate.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) the amount calculated under its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Net Funds Cap

The "Net Funds Cap" for the Class A2, Class M1-F, Class M2-F, Class M3-F, Class M5 and Class M6 Certificates and each Distribution Date will be the annual rate equal to a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate collateral balance for the immediately preceding Distribution Date.

The "Class A1 Net Funds Cap" for each Distribution Date will be the annual rate equal to the product of (x) the sum of (i) the Net Funds Cap and (ii) the product of (a) a fraction, expressed as a percentage, the numerator of which is the Class A2 beginning balance and the denominator of which is the Class A1 beginning balance and (b) the excess, if any, of the Net Funds Cap over the Class A2 Interest Rate, and (y) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Subordinate LIBOR Net Funds Cap" with respect to each Distribution Date will be the annual rate equal to (i) the sum of (a) the Net Funds Cap and (b) a fraction, expressed as a percentage, the numerator of which is the Subordinate Excess Amount and the denominator of which is the aggregate balance of the Class M1-A, Class M2-A, Class M3-A and Class M4 for the immediately preceding Distribution Date, multiplied by a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Subordinate Excess Amount" with respect to each Distribution Date will be equal the sum of (i) the product of (a) the excess, if any, of the Net Funds Cap over the Class M1-F Interest Rate and (b) the Class M1-F Balance, (ii) the product of (a) the excess, if any, of the Net Funds Cap over the Class M2-F Interest Rate and (b) the Class M2-F Balance, (iii) the product of (a) the excess, if any, of the Net Funds Cap over the Class M3-F Interest Rate and (b) the Class M3-F Balance, (iv) the product of (a) the excess, if any, of the Net Funds Cap over the Class M5 Interest Rate and (b) the Class M5 Balance and (v) the excess, if any, of the Net Funds Cap over the Class M6 Interest Rate and (b) the Class M6 Balance.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds (2) in the case of the first 30 Distribution Dates only, an amount equal to the product of (A) (i) the A-SIO Interest Rate divided by (ii) a fraction, the numerator of which is 360 and the denominator of which is the actual number of days in the accrual period and (B) the A-SIO Notional Amount.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Insurance Fee Rate and the Trustee Fee Rate.

Losses

Losses that are not covered by the Pool Policies or by the Interest Rate Cap Reserve Fund are allocated in the following order: excess spread, overcollateralization, the Class M6 Certificates, the Class M5 Certificates, the Class M4 Certificates, the Class M3-A and Class M3-F Certificates on a *pro rata* basis, the Class M2-A and Class M2-F Certificates on a *pro rata* basis, and the Class M1-A and Class M1-F Certificates on a *pro rata* basis. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount." The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the current collateral balance of the loans is reduced to less than 10% of the Cut-off Date collateral balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on the Class A1 will double, the margin on the Class M1-A, Class M2-A, Class M3-A and Class M4 Certificates will increase to 1.5 times their initial margin and the interest rates on the Class A2, Class M1-F, Class M2-F, Class M3-F, Class M5 and Class M6 Certificates will increase by 0.50%.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed certain levels set by the Rating Agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

Contacts

MBS Trading	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	First Franklin Mortgage Loan Trust 2004-FFA
Depositor:	Structured Asset Securities Corporation
Trustee:	TBD
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: March 25, 2004
Statistical Calculation Date:	January 1, 2004
Cut-Off Date:	February 1, 2004
Expected Pricing Date:	February [ ], 2004
Closing Date:	February [27], 2004
Settlement Date:	February [27], 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 Days on the LIBOR Certificates 24 Days on the Fixed Rate Certificates.
Dated Date:	For the LIBOR Certificates, February 25, 2004. For the Fixed Rate Certificates, February 1, 2004.
Day Count:	Actual/360 on the LIBOR Certificates 30/360 on the Fixed Rate Certificates.
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the loan principal balance annually
Trustee Fee:	[ ]% of the loan principal balance annually
Insurance Premium:	2.35% of the loan principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	[Minimum $25,000; increments of $1 in excess thereof for the Class A Certificates. Minimum $100,000; increments of $1,000 in excess thereof for the Subordinate Certificates.]
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A and Class M Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
% CPR	20%	25%	30%	35%	40%
Class A1					
Avg. Life (yrs)	2.50	1.93	1.49	1.17	0.99
Window (mos)	1-101	1-79	1-65	1-34	1-29
Expected Final Mat.	6/25/2012	8/25/2010	6/25/2009	11/25/2006	6/25/2006
Class A2					
Avg. Life (yrs)	9.73	7.69	6.24	4.72	2.83
Window (mos)	101-120	79-95	65-77	34-64	29-55
Expected Final Mat.	1/25/2014	12/25/2011	6/25/2010	5/25/2009	8/25/2008
Class M1-A and M1-F					
Avg. Life (yrs)	6.49	5.25	4.70	4.69	4.58
Window (mos)	37-120	40-95	44-77	48-64	55-55
Expected Final Mat.	1/25/2014	12/25/2011	6/25/2010	5/25/2009	8/25/2008
Class M2-A and M2-F					
Avg. Life (yrs)	6.49	5.21	4.50	4.18	4.17
Window (mos)	37-120	38-95	40-77	42-64	44-55
Expected Final Mat.	1/25/2014	12/25/2011	6/25/2010	5/25/2009	8/25/2008
Class M3-A and M3-F					
Avg. Life (yrs)	6.49	5.19	4.42	3.98	3.78
Window (mos)	37-120	37-95	38-77	39-64	40-55
Expected Final Mat.	1/25/2014	12/25/2011	6/25/2010	5/25/2009	8/25/2008
Class M4					
Avg. Life (yrs)	6.49	5.17	4.38	3.91	3.65
Window (mos)	37-120	37-95	38-77	38-64	39-55
Expected Final Mat.	1/25/2014	12/25/2011	6/25/2010	5/25/2009	8/25/2008
Class M5					
Avg. Life (yrs)	6.49	5.17	4.37	3.87	3.59
Window (mos)	37-120	37-95	37-77	38-64	38-55
Expected Final Mat.	1/25/2014	12/25/2011	6/25/2010	5/25/2009	8/25/2008
Class M6					
Avg. Life (yrs)	5.73	4.58	3.91	3.51	3.30
Window (mos)	37-120	37-95	37-77	37-64	37-55
Expected Final Mat.	1/25/2014	12/25/2011	6/25/2010	5/25/2009	8/25/2008

Assumed closing date of 1/27/04 and assumed first payment date of 2/25/04.

Sensitivity Analysis – To Maturity					
% CPR	20%	25%	30%	35%	40%
Class A1					
Avg. Life (yrs)	2.50	1.93	1.49	1.17	0.99
Window (mos)	1-101	1-79	1-65	1-34	1-29
Expected Final Mat.	6/25/2012	8/25/2010	6/25/2009	11/25/2006	6/25/2006
Class A2					
Avg. Life (yrs)	12.15	9.72	7.96	6.17	3.13
Window (mos)	101-238	79-211	65-178	34-150	29-127
Expected Final Mat.	11/25/2023	8/25/2021	11/25/2018	7/25/2016	8/25/2014
Class M1-A and M1-F					
Avg. Life (yrs)	7.14	5.81	5.16	5.08	6.06
Window (mos)	37-222	40-178	44-151	48-126	55-109
Expected Final Mat.	7/25/2022	11/25/2018	8/25/2016	7/25/2014	2/25/2013
Class M2-A and M2-F					
Avg. Life (yrs)	7.10	5.72	4.93	4.54	4.47
Window (mos)	37-205	38-170	40-139	42-117	44-99
Expected Final Mat.	2/25/2021	3/25/2018	8/25/2015	10/25/2013	4/25/2012
Class M3-A and M3-F					
Avg. Life (yrs)	7.02	5.62	4.78	4.28	4.02
Window (mos)	37-182	37-150	38-123	39-103	40-87
Expected Final Mat.	3/25/2019	7/25/2016	4/25/2014	8/25/2012	4/25/2011
Class M4					
Avg. Life (yrs)	6.91	5.50	4.66	4.15	3.84
Window (mos)	37-164	37-130	38-106	38-88	39-75
Expected Final Mat.	9/25/2017	11/25/2014	11/25/2012	5/25/2011	4/25/2010
Class M5					
Avg. Life (yrs)	6.73	5.36	4.53	4.01	3.69
Window (mos)	37-150	37-118	37-97	38-81	38-68
Expected Final Mat.	7/25/2016	11/25/2013	2/25/2012	10/25/2010	9/25/2009
Class M6					
Avg. Life (yrs)	5.73	4.58	3.91	3.52	3.30
Window (mos)	37-125	37-98	37-80	37-67	37-57
Expected Final Mat.	6/25/2014	3/25/2012	9/25/2010	8/25/2009	10/25/2008

Assumed closing date of 1/27/04 and assumed first payment date of 2/25/04.

Available Funds Cap Schedule (1) (2)

Period	A1 Funds Cap (%)	Subordinate Funds Cap (%)	Period	A1 Funds Cap (%)	Subordinate Funds Cap (%)
1	6.89727	9.02054	31	8.18111	9.02279
2	7.42336	10.04476	32	8.36366	9.02288
3	6.91917	9.02068	33	9.01835	9.51804
4	7.18272	9.51576	34	8.87025	9.02304
5	6.94373	9.02082	35	9.73612	9.51821
6	7.21157	9.51591	36	9.72804	9.02320
7	6.97140	9.02096	37	10.42575	9.02329
8	6.98658	9.02104	38	12.44643	10.35214
9	7.26212	9.51613	39	10.42596	8.88760
10	7.02005	9.02118	40	11.05470	9.37422
11	7.30175	9.51628	41	10.42618	8.90957
12	7.05837	9.02133	42	11.05492	9.39390
13	7.07967	9.02140	43	10.42639	8.92754
14	7.97081	10.61266	44	10.42650	8.93775
15	7.12733	9.02155	45	11.05526	9.41585
16	7.42975	9.51667	46	10.42672	8.93756
17	7.18312	9.02170	47	11.05549	9.41550
18	7.49690	9.51682	48	10.42694	8.93556
19	7.24918	9.02185	49	10.42705	8.93437
20	7.28694	9.02193	50	11.72785	9.92969
21	7.62294	9.51706	51	10.47878	8.93097
22	7.37434	9.02208	52	11.51079	9.40783
23	7.73014	9.51722	53	11.25709	8.92067
24	7.48201	9.02224	54	12.52446	9.39576
25	7.54570	9.02232	55	12.34775	8.90971
26	8.66440	10.61368	56	13.07460	8.90396
27	7.69950	9.02248	57	14.99436	9.37618
28	8.13804	9.51763	58	15.14710	8.89192
29	7.90223	9.02263	59	18.00050	9.36208
30	8.39985	9.51779	60	18.85392	8.87911

(1) Based on 1 month Libor of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed closing date of 1/27/04 and assumed first payment date of 2/25/04.

FFML 2004-FFA Collateral Summary(1)

Total Number of Loans	11,462	**Prepayment Penalty**	
Total Outstanding Loan Balance	$565,911,197	None	20.6%
Average Loan Principal Balance	$49,373	0.001-1.000	2.3%
Fixed Rate	100.0%	1.001-2.000	77.0%
Prepayment Penalty	79.4%	2.001-3.000	0.1%
Weighted Average Coupon	9.6%		
Weighted Average Original Term (mo.)	231.2	**Geographic Distribution**	
Weighted Average Remaining Term (mo.)	229.0	(Other states account individually for less than	
Weighted Average Loan Age (mo.)	2.2	3% of the Cut-off Date principal balance)	
Weighted Average Combined LTV	99.2%	CA	59.6%
Non-Zero Weighted Average FICO	672	FL	4.3%
Non-Zero Weighted Average DTI	42.3%	WA	3.6%
		OR	3.5%
Lien Position		TX	3.3%
Second	100%		
		Occupancy Status	
Product Type		Primary Home	99.8%
Balloon	97.6%	Second Home	0.1%
Fully Amortizing	2.4%	Investment	0.1%

(1)As of the Statistical Calculation Date

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	7,036	$221,453,903.30	39.13%
50,000.01 - 100,000.00	3,738	255,194,702.70	45.09
100,000.01 - 150,000.00	588	70,685,335.78	12.49
150,000.01 - 200,000.00	82	14,187,223.28	2.51
200,000.01 - 250,000.00	14	3,224,801.61	0.57
250,000.01 - 300,000.00	4	1,165,230.00	0.21
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Minimum: $6,139.89
Maximum: $299,275.99
Average: $49,372.81

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	1	$33,589.39	0.01%
5.501 - 6.000	1	26,171.16	0.00
6.001 - 6.500	2	422,931.67	0.07
6.501 - 7.000	3	302,808.23	0.05
7.001 - 7.500	6	1,003,297.26	0.18
7.501 - 8.000	410	12,191,769.96	2.15
8.001 - 8.500	1,841	117,867,815.32	20.83
8.501 - 9.000	1,819	95,725,888.00	16.92
9.001 - 9.500	1,537	81,364,608.09	14.38
9.501 - 10.000	1,919	94,519,642.47	16.70
10.001 - 10.500	347	15,110,160.32	2.67
10.501 - 11.000	923	43,187,703.55	7.63
11.001 - 11.500	1,566	64,923,501.24	11.47
11.501 - 12.000	919	34,022,563.09	6.01
12.001 - 12.500	162	5,081,681.13	0.90
12.501 - 13.000	6	127,065.79	0.02
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Minimum: 3.500%
Maximum: 12.750%
Weighted Average: 9.611%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	20	$1,055,637.05	0.19%
171 - 180	1,857	80,673,782.60	14.26
181 - 240	9,585	484,181,777.02	85.56
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Minimum: 120.0
Maximum: 240.0
Weighted Average: 231.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	129	$4,483,853.75	0.79%
171 - 180	1,748	77,245,565.90	13.65
181 - 240	9,585	484,181,777.02	85.56
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Minimum: 110.0
Maximum: 240.0
Weighted Average: 229.0

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
60.001 - 70.000	3	$629,054.38	0.11%
70.001 - 80.000	17	2,304,894.01	0.41
80.001 - 90.000	248	17,737,470.31	3.13
90.001 - 100.000	11,190	545,083,728.00	96.32
100.001+	4	156,049.97	0.03
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Minimum: 68.840%
Maximum: 100.870 %*
Weighted Average: 99.174%

*All loans failing to meet the 100% CLTV requirement for ERISA eligible subordinate bonds will be dropped prior to closing.

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
551 - 600	126	$4,580,189.45	0.81%
601 - 650	5,025	212,956,978.83	37.63
651 - 700	3,782	199,730,010.26	35.29
701 - 750	1,844	108,692,489.70	19.21
751 - 800	662	38,860,901.94	6.87
801 >=	23	1,090,626.49	0.19
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Minimum: 600
Maximum: 816
Weighted Average: 672

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	10,206	$506,110,071.35	89.43%
Cash Out Refinance	981	46,912,457.19	8.29
Rate/Term Refinance	274	12,872,099.33	2.27
Construction Permanent	1	16,568.80	0.00
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1-4 Family	7,785	$376,428,892.05	66.52%
PUD	2,374	127,441,588.11	22.52
Condominium	1,303	62,040,716.51	10.96
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	3,789	$241,186,025.94	42.62%
CA-N	1,350	96,007,394.62	16.97
FL	686	24,392,678.56	4.31
WA	516	20,492,268.27	3.62
OR	569	19,822,237.00	3.50
TX	573	18,768,989.90	3.32
CO	335	15,355,169.40	2.71
NV	248	10,763,213.57	1.90
OH	373	10,727,041.15	1.90
UT	327	10,622,939.79	1.88
GA	280	10,201,469.49	1.80
TN	393	9,483,541.64	1.68
AZ	252	8,933,132.51	1.58
MD	186	8,822,731.98	1.56
IL	159	6,281,882.07	1.11
MA	104	5,881,637.65	1.04
MI	158	5,679,638.99	1.00
MN	144	5,526,530.79	0.98
VA	102	5,374,462.38	0.95
NY	75	5,055,356.00	0.89
NC	129	3,928,242.84	0.69
PA	79	2,705,395.03	0.48
NJ	39	2,081,508.51	0.37
KY	77	2,051,633.23	0.36
CT	45	1,896,971.23	0.34
MO	67	1,803,074.31	0.32
WI	58	1,698,546.71	0.30
ID	58	1,358,888.82	0.24
SC	44	1,314,918.95	0.23
KS	23	1,044,548.18	0.18
Other	224	6,649,127.16	1.17
Total:	**11,462**	**$565,911,196.67**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	11,159	$548,576,721.36	96.94%
Limited	138	7,891,448.30	1.39
Stated	125	7,292,853.15	1.29
No Ratio	40	2,150,173.86	0.38
Total:	**11,462**	**$565,911,196.67**	**100.00%**

```
! LBFF04FA.CDI #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY ! MAX_CF_VECTSIZE 550
!
!! Created by Intex Deal Maker v3.6.117 , subroutines 3.0g1
!! 02/10/2004 8:59 AM
!
  COLLAT_TYPE "Residential Mortgages - Second Liens"
!
! Modeled in the Intex CMO Modeling Language, (NYFI4W904214)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
!
!
 DEFINE CONSTANT #OrigCollBal = 565911196.67
 DEFINE CONSTANT #OrigCollBal1 = 535626352.83
 DEFINE CONSTANT #OrigCollBal2 = 30284843.84
!
 DEFINE CONSTANT #OrigBondBal = 563648000.00
 DEFINE CONSTANT #OrigBondBal1 = 535626352.83
 DEFINE CONSTANT #OrigBondBal2 = 30284843.84
!
 DEFINE CONSTANT #SpecSenEnhPct = 41.3%
 DEFINE CONSTANT #SNRTargPct = 58.700000000000%
 DEFINE CONSTANT #M1TargPct = 71.500000000000%
 DEFINE CONSTANT #M2TargPct = 83.000000000000%
 DEFINE CONSTANT #M3TargPct = 90.000000000000%
 DEFINE CONSTANT #M4TargPct = 92.500000000000%
 DEFINE CONSTANT #M5TargPct = 95.500000000000%
 DEFINE CONSTANT #M6TargPct = 99.200000000000%
 DEFINE #BondBal                  = 563648000.00
!
    FULL_DEALNAME:   FFML 04-FFA
!
    ISSUER:        Sasco 03-S2
    DEALER:        Lehman Brothers
    DEAL SIZE:     $ 563648000.00
    PRICING SPEED:   30% CPR
!   ISSUE DATE:     20031101
    SETTLEMENT DATE:  20040225
!
 Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "EXP", "CAP_IN", "ASIO", "A1", "A2", "M1A", "M1B", "M2A", "M2B", "M3A", "M3B",
"M4", "M5", "M6", "OC"
!
 DEFINE SCHEDULE "asio","ASIO_BAL"
!
  DEAL_CLOCK_INFO _
    ISSUE_CDU_DATE          20040201 _
    DEAL_FIRSTPAY_DATE        20040325
!
```

```
!
DEFINE TABLE "CapNotional" (31, 2) = "CURDATE" "Balance"
   20040225.1    449,128,473.00
   20040325.1    449,128,473.00
   20040425.1    445,209,925.00
   20040525.1    440,053,018.00
   20040625.1    433,657,495.00
   20040725.1    426,030,883.00
   20040825.1    417,188,747.00
   20040925.1    407,154,882.00
   20041025.1    395,961,419.00
   20041125.1    383,648,866.00
   20041225.1    370,266,048.00
   20050125.1    355,869,966.00
   20050225.1    340,525,560.00
   20050325.1    324,305,371.00
   20050425.1    307,289,114.00
   20050525.1    289,563,149.00
   20050625.1    271,219,851.00
   20050725.1    252,356,900.00
   20050825.1    233,076,468.00
   20050925.1    213,484,336.00
   20051025.1    193,688,929.00
   20051125.1    173,800,287.00
   20051225.1    153,928,984.00
   20060125.1    134,184,997.00
   20060225.1    114,676,553.00
   20060325.1    95,508,951.00
   20060425.1    76,783,381.00
   20060525.1    58,595,753.00
   20060625.1    41,035,541.00
   20060725.1    24,184,645.00
   20060825.1    0
!
 DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE", "Balance"
)
!
 DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional", "CURDATE",
"Balance" )
!
!
 DEFINE #FloorCollat        = 0.40% * #OrigCollBal
 DEFINE #ReqPerc            = 0
 DEFINE #TrigEnhFrac        = 0
 DEFINE #CumLossShft        = 0
 DEFINE #TrigCumLossFrac    = 0
 DEFINE #SDReqPerc          = 0
 DEFINE #SDTrigEnhFrac      = 0
 DEFINE #SDCumLossShft      = 0
 DEFINE #SDTrigCumLossFrac  = 0
 DEFINE #SpecOCTarg         = 0.40% * #OrigCollBal
 DEFINE STANDARDIZE OC_ACTUAL_VAL            #OC          = 2263196.67
 DEFINE STANDARDIZE OCT_INITVAL       CONSTANT #InitOCTarg    = 0.40% * #OrigCollBal
 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
 DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac    = 0.008
```

```
 DEFINE STANDARDIZE EXCESS_INTEREST            #XSSpread      = 0
 DEFINE STANDARDIZE OCT_FLOOR          CONSTANT #FloorOCTarg   = #FloorCollat
 DEFINE STANDARDIZE OCT_VAL            DYNAMIC  #Octval        = #SpecOCTarg
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1) *
1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2) *
1200
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
!
 DEFINE #FGBal     = 0
 DEFINE #FGWrapBal = 565911196.67
!
 DEFINE TABLE "OC_SDCUMLOSS0" (49, 2) = "MONTH" "OC_SDCUMLOSS_FRAC0"
    37.1  0.075
    38.1  0.07708333333
    39.1  0.07916666667
    40.1  0.08125
    41.1  0.08333333333
    42.1  0.08541666667
    43.1  0.0875
    44.1  0.08958333333
    45.1  0.09166666667
    46.1  0.09375
    47.1  0.09583333333
    48.1  0.09791666667
    49.1  0.1
    50.1  0.1014583333
    51.1  0.1029166667
    52.1  0.104375
    53.1  0.1058333333
    54.1  0.1072916667
    55.1  0.10875
    56.1  0.1102083333
    57.1  0.1116666667
    58.1  0.113125
    59.1  0.1145833333
    60.1  0.1160416667
    61.1  0.1175
    62.1  0.1179166667
    63.1  0.1183333333
    64.1  0.11875
    65.1  0.1191666667
    66.1  0.1195833333
    67.1  0.12
    68.1  0.1204166667
    69.1  0.1208333333
    70.1  0.12125
    71.1  0.1216666667
    72.1  0.1220833333
    73.1  0.1225
```

```
74.1 0.09541666666
75.1 0.09583333333
76.1 0.09625
77.1 0.09666666666
78.1 0.09708333333
79.1 0.0975
80.1 0.09791666666
81.1 0.09833333333
82.1 0.09875
83.1 0.09916666666
84.1 0.09958333333
360.1 0.1
!
DEFINE TABLE "OC_CUMLOSS0" (50, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
37.1 0.075
38.1 0.07708333333
39.1 0.07916666667
40.1 0.08125
41.1 0.08333333333
42.1 0.08541666667
43.1 0.0875
44.1 0.08958333333
45.1 0.09166666667
46.1 0.09375
47.1 0.09583333333
48.1 0.09791666667
49.1 0.1
50.1 0.1014583333
51.1 0.1029166667
52.1 0.104375
53.1 0.1058333333
54.1 0.1072916667
55.1 0.10875
56.1 0.1102083333
57.1 0.1116666667
58.1 0.113125
59.1 0.1145833333
60.1 0.1160416667
61.1 0.1175
62.1 0.1179166667
63.1 0.1183333333
64.1 0.11875
65.1 0.1191666667
66.1 0.1195833333
67.1 0.12
68.1 0.1204166667
69.1 0.1208333333
70.1 0.12125
71.1 0.1216666667
72.1 0.1220833333
73.1 0.1225
74.1 0.09541666666
75.1 0.09583333333
76.1 0.09625
77.1 0.09666666666
```

```
    78.1  0.09708333333
    79.1  0.0975
    80.1  0.09791666666
    81.1  0.09833333333
    82.1  0.09875
    83.1  0.09916666666
    84.1  0.09958333333
    360.1  0.1
    360.1  0.057
!
 DEFINE DYNAMIC #ASIO_SCHED = SCHED_AMOUNT("asio")
 DEFINE DYNAMIC #ASIO_ENDBAL = SCHED_AMOUNT("ASIO_BAL")
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
DEFINE DYNAMIC #A1Cap  = #NetRate - COUPON("ASIO")* BBAL("ASIO")/COLL_PREV_BAL +
(((#NetRate - COUPON("ASIO")* BBAL("ASIO")/COLL_PREV_BAL - COUPON("A2")) * (BBAL("A2") /
BBAL("A1"))))
DEFINE DYNAMIC #SUBCAP = #NetRate - COUPON("ASIO")* BBAL("ASIO")/COLL_PREV_BAL +
(BBAL("M1B","M2B","M3B","M5","M6")*(#NetRate - COUPON("ASIO")* BBAL("ASIO")/COLL_PREV_BAL
) -
(COUPON("M1B")*BBAL("M1B")+COUPON("M2B")*BBAL("M2B")+COUPON("M3B")*BBAL("M3B")+CO
UPON("M5")*BBAL("M5")+COUPON("M6")*BBAL("M6")))/( BBAL("M1A","M2A","M3A","M4"))
DEFINE DYNAMIC #A1Cap_Act  = #A1Cap * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
DEFINE DYNAMIC #SUBCAP_Act = #SUBCAP * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!!!DEFINE DYNAMIC #M1Capa = #NetRate + (((#NetRate - COUPON("M1B")) * (BBAL("M1B") /
BBAL("M1A"))))
!!!DEFINE DYNAMIC #M2Capa = #NetRate + (((#NetRate - COUPON("M2B")) * (BBAL("M2B") /
BBAL("M2A"))))
!!!DEFINE DYNAMIC #M3Capa = #NetRate + (((#NetRate - COUPON("M3B")) * (BBAL("M3B") /
BBAL("M3A"))))
!!!DEFINE DYNAMIC #M4Capa = #NetRate + (((#NetRate - COUPON("M4")) * (BBAL("M4","M5") /
BBAL("M4"))))
!
!!!DEFINE DYNAMIC #M1Cap  = IF BBAL("M1B") > 0.01 THEN #M1Capa ELSE #NetRate
!!!DEFINE DYNAMIC #M2Cap  = IF BBAL("M2B") > 0.01 THEN #M2Capa ELSE #NetRate
!
 INITIAL INDEX   LIBOR_1MO        1.12
!
 DEFINE #SpecAcctBal = 0
!
Tranche "EXP" SEN_FEE_NO
 Block ( #FGWrapBal ); at 0. NOTIONAL WITH FORMULA BEGIN ( COLL_PREV_BAL ); _
                              END ( COLL_BAL ); _
      DAYCOUNT 30360 FREQ M _
      Delay 24  Dated 20040201  Next 20040325
!
Tranche "CAP_IN" PSEUDO HEDGE
  Block $ 449,128,473.00 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal ); END (
#CapBalEnd ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20040225  Next 20040325
```

```
    ((1 * MIN(4.05, LIBOR_1MO)) + (-1.55))
    0    999
!
Tranche "ASIO" SEN_INV_IO ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 449128473.00 at 0.43  FREQ M FLOAT RESET M NOTIONAL WITH FORMULA BEGIN
(#ASIO_SCHED); _
                                   END   (#ASIO_ENDBAL); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
    -1 * LIBOR_1MO + 1.55
    0    1.55
!
Tranche "A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 401693000.00 at 1.3  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #a1cap ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
    (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.4 ELSE
0.2 ))
    0    999
!
Tranche "A2" SEN_FIX_CAP ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 47358000.00 at 4.6  FREQ M FLOAT _
      COUPONCAP 30360 NONE ( #NetRate ); _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      Delay 24  Dated 20040201  Next 20040325
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 5.1 ELSE 4.6 )
   0    999
!
Tranche "M1A" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 18109000.00 at 1.62  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #SUBCAP ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
    (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.75 ELSE
0.5 ))
    0    999
!
Tranche "M1B" MEZ_FIX_CAP ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 18109000.00 at 4.45  FREQ M FLOAT _
      COUPONCAP 30360 NONE ( #NetRate ); _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      Delay 24  Dated 20040201  Next 20040325
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.95 ELSE 4.45 )
   0    999
!
Tranche "M2A" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 16270000.00 at 2.17  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #SUBCAP ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
    (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 1.575 ELSE
1.05 ))
    0    999
!
```

```
Tranche "M2B" MEZ_FIX_CAP ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 16270000.00 at 4.65  FREQ M FLOAT _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040201  Next 20040325
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 5.15 ELSE 4.65 )
   0    999
!
Tranche "M3A" JUN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 9904000.00 at 2.67  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #SUBCAP ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
    (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.275 ELSE
1.55 ))
    0    999
!
Tranche "M3B" JUN_FIX_CAP ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 9903000.00 at 7.0262  FREQ M FLOAT _
       COUPONCAP 30360 NONE ( #NetRate ); _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040201  Next 20040325
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 7.5262 ELSE 7.0262 )
   0    999
!
Tranche "M4" JUN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 7074000.00 at 2.82  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #SUBCAP ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
    (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.55 ELSE
1.7 ))
    0    999
!
Tranche "M5" JUN_FIX ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 8489000.00 at 5  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040201  Next 20040325
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 5.5 ELSE 5 )
   0    999
!
Tranche "M6" JUN_FIX ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 10469000.00 at 5  FREQ M FLOAT _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 24  Dated 20040201  Next 20040325
   ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 5.5 ELSE 5 )
   0    999
!
Tranche "R" SEN_RES
  Block 565911196.67 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      FREQ M   Delay 24  Dated 20040201  Next 20040325
!
Tranche "OC" SEN_OC_RES
  Block 2263196.67 at 0 _
```

```
     DAYCOUNT 30360 BUSINESS_DAY NONE _
     FREQ M  Delay 24  Dated 20040201  Next 20040325
!
 Tranche "#A1CAP_ACT"        SYMVAR
 Tranche "#SUBCAP_ACT"        SYMVAR
!
!
 Tranche "#OC"          SYMVAR
 Tranche "#SpecOCTarg"    SYMVAR
!
Tranche "DEAL_PLUGIN" PSEUDO
  Block USE PCT 100.0 100.0 OF "A1#1"
  Block USE PCT 100.0 100.0 OF "A2#1"
  Block USE PCT 100.0 100.0 OF "M1A#1"
  Block USE PCT 100.0 100.0 OF "M1B#1"
  Block USE PCT 100.0 100.0 OF "M2A#1"
  Block USE PCT 100.0 100.0 OF "M2B#1"
  Block USE PCT 100.0 100.0 OF "M3A#1"
  Block USE PCT 100.0 100.0 OF "M3B#1"
  Block USE PCT 100.0 100.0 OF "M4#1"
  Block USE PCT 100.0 100.0 OF "M5#1"
  Block USE PCT 100.0 100.0 OF "M6#1"
  Block USE PCT   0.0 100.0 OF "R#1"
  Block USE PCT 100.0 100.0 OF "OC#1"
  Block USE PCT   0.0 100.0 OF "ASIO#1"
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040225
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040225
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040225
!
 DEFINE DYNAMIC STICKY #30360Adj_Mgmt_Fee = 30 / 360
 EXPENSE "Mgmt_Fee"          = (0.015% * ( COLL_PREV_BAL ) * #30360Adj_Mgmt_Fee);
!
 FINANCIAL_GUARANTY "Pool_Ins" _
        ON COLLAT GROUP 1 _
        COVERS DELINQ LOSSES _
        TOTAL_PAYOUT_CAP  53562635.28 _
        BY "Pool Policy"
!
 RESERVE_FUND "Cap_Proceeds" _
        ON COLLAT GROUP 1 & COLLAT GROUP 2_
        COVERS DELINQ LOSSES _
        EXCESS_TO "R#1" _
        BALANCE_CAP ( #SpecAcctBal ); _
        FUNDING_FROM RULES
!
 HEDGE "Cap" _
            TYPE  CAP _
            LEG  "FLT"   DEAL_RECEIVES   OPTIMAL_INTPMT  "CAP_IN"
!
```

```
CLASS "EXP"    NO_BUILD_TRANCHE _
          = "EXP"
CLASS "X"      NO_BUILD_TRANCHE _
          = "ASIO"
CLASS "A1"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "A1"
CLASS "A2"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "A2"
CLASS "M1A"    NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M1A"
CLASS "M1B"    NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M1B"
CLASS "M2A"    NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M2A"
CLASS "M2B"    NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M2B"
CLASS "M3A"    NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M3A"
CLASS "M3B"    NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M3B"
CLASS "M4"     NO_BUILD_TRANCHE _
          SHORTFALL_PAYBACK  COUPONCAP TRUE _
          SHORTFALL_EARN_INT COUPONCAP TRUE _
          = "M4"
CLASS "M5"     NO_BUILD_TRANCHE _
          = "M5"
CLASS "M6"     NO_BUILD_TRANCHE _
          = "M6"
CLASS "RESID"    = "R#1" "OC#1"
CLASS "SNR" WRITEDOWN_BAL PRORATA ALLOCATION _
          = "A1" "A2"
CLASS "M1" WRITEDOWN_BAL PRORATA ALLOCATION _
          = "M1A" "M1B"
CLASS "M2" WRITEDOWN_BAL PRORATA ALLOCATION _
          = "M2A" "M2B"
CLASS "M3" WRITEDOWN_BAL PRORATA ALLOCATION _
          = "M3A" "M3B"
!
!
```

```
 CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
          DISTRIB_CLASS RULES _
          SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
          SHORTFALL_EARN_INT INTEREST TRUE _
            = "EXP" "X" "SNR" "M1" "M2" "M3" "M4" "M5" "M6"  "RESID"
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR"       Delay 24  Dated 20040201  Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "M1"        Delay 24  Dated 20040201  Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "M2"        Delay 24  Dated 20040201  Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "M3"        Delay 24  Dated 20040201  Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
 CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
     FULL_NAME  "Step Up Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL      ( #TrigCumLossFrac); _
     ORIG_TARGETVAL  7.5% _
     TARGETVAL      (#CumLossShft); _
     TRIGVAL       LODIFF
!
TRIGGER "StepUp-DlqEnh" _
     FULL_NAME  "Step Up Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL      ( #TrigEnhFrac); _
     ORIG_TARGETVAL  2.99423807425231% _
     TARGETVAL      (#ReqPerc); _
     TRIGVAL       LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
     FULL_NAME  "Step Up Trigger" _
     DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the original collateral balance exceeds the target defined by a schedule;_
              Month <=        %;_
                 37         7.5%; _
                 38         7.708333333%; _
                 39         7.916666667%; _
                 40         8.125%; _
                 41         8.333333333%; _
                 42         8.541666667%; _
                 43         8.75%; _
                 44         8.958333333%; _
                 45         9.166666667%; _
                 46         9.375%; _
                 47         9.583333333%; _
```

```
          48        9.791666667%; _
          49        10%; _
          50        10.14583333%; _
          51        10.29166667%; _
          52        10.4375%; _
          53        10.58333333%; _
          54        10.72916667%; _
          55        10.875%; _
          56        11.02083333%; _
          57        11.16666667%; _
          58        11.3125%; _
          59        11.45833333%; _
          60        11.60416667%; _
          61        11.75%; _
          62        11.79166667%; _
          63        11.83333333%; _
          64        11.875%; _
          65        11.91666667%; _
          66        11.95833333%; _
          67        12%; _
          68        12.04166667%; _
          69        12.08333333%; _
          70        12.125%; _
          71        12.16666667%; _
          72        12.20833333%; _
          73        12.25%; _
          74        9.541666666%; _
          75        9.583333333%; _
          76        9.625000000%; _
          77        9.666666666%; _
          78        9.708333333%; _
          79        9.750000000%; _
          80        9.791666666%; _
          81        9.833333333%; _
          82        9.875000000%; _
          83        9.916666666%; _
          84        9.958333333%; _
          360        10.0000000000%; _
          360        5.7%; _
_
 or;(2) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.145 * the Senior Enhancement Percentage."_
     IMPACT    "If a Step Up Trigger is in effect the OC target will change to_
 the last value before the trigger occurred if a stepdown has not occurred,_
 or % of the balance when the trigger first occurred if a stepdown has occurred." _
     TRIGVAL FORMULA ( min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));
!
TRIGGER "StepDown-DlqEnh" _
     FULL_NAME   "Step Down Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL      ( #SDTrigEnhFrac); _
     ORIG_TARGETVAL  2.99423807425231% _
     TARGETVAL      (#SDReqPerc); _
```

```
    TRIGVAL        LODIFF
!
TRIGGER "StepDown-CumLoss" _
    FULL_NAME  "Step Down Cumulative Loss Trigger" _
    ORIG_TESTVAL  0.000% _
    TESTVAL       ( #SDTrigCumLossFrac); _
    ORIG_TARGETVAL  7.5% _
    TARGETVAL      (#SDCumLossShft); _
    TRIGVAL        LODIFF
!
TRIGGER "STEPDOWN_TRIGGER" _
    FULL_NAME  "Step Down Trigger" _
    DEFINITION "A Step Down Trigger exists, if_
;(1) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.145 * the Senior Enhancement Percentage._
 or;(2) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the collateral balance exceeds the target defined by a schedule;_
            Month <=        %;_
                37        7.5%; _
                38        7.708333333%; _
                39        7.916666667%; _
                40        8.125%; _
                41        8.333333333%; _
                42        8.541666667%; _
                43        8.75%; _
                44        8.958333333%; _
                45        9.166666667%; _
                46        9.375%; _
                47        9.583333333%; _
                48        9.791666667%; _
                49        10%; _
                50        10.14583333%; _
                51        10.29166667%; _
                52        10.4375%; _
                53        10.58333333%; _
                54        10.72916667%; _
                55        10.875%; _
                56        11.02083333%; _
                57        11.16666667%; _
                58        11.3125%; _
                59        11.45833333%; _
                60        11.60416667%; _
                61        11.75%; _
                62        11.79166667%; _
                63        11.83333333%; _
                64        11.875%; _
                65        11.91666667%; _
                66        11.95833333%; _
                67        12%; _
                68        12.04166667%; _
                69        12.08333333%; _
                70        12.125%; _
                71        12.16666667%; _
                72        12.20833333%; _
```

```
                    73        12.25%; _
                    74        9.541666666%; _
                    75        9.583333333%; _
                    76        9.625000000%; _
                    77        9.666666666%; _
                    78        9.708333333%; _
                    79        9.750000000%; _
                    80        9.791666666%; _
                    81        9.833333333%; _
                    82        9.875000000%; _
                    83        9.916666666%; _
                    84        9.958333333%; _
                    360        10.0000000000%; _
"
_
   IMPACT    "If a Step Down Trigger is in effect the OC target CANNOT stepdown to_
 0.80% of the current balance of the collateral." _
   TRIGVAL FORMULA ( min(TRIGGER("StepDown-DlqEnh","TRIGVAL"),
TRIGGER("StepDown-CumLoss","TRIGVAL")));
!
 OPTIONAL REDEMPTION:   "Cleanup" _
                WHEN_EXPR ( COLL_PREV_BAL / #OrigCollBal < 10% ); _
                PRICE_P ( COLL_BAL );
!
 DEFINE MACRO BLOCK #SNR_Int =
{
-----------------------------------
   from :  CLASS ( "SNR" )
    pay :  CLASS INTEREST PRO_RATA  ( "A1"; "A2" )
-----------------------------------
}
 DEFINE MACRO BLOCK #SNR_InS =
{
-----------------------------------
   from :  CLASS ( "SNR" )
    pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "A2" )
-----------------------------------
}
 DEFINE MACRO BLOCK #SNR_Prn =
{
-----------------------------------
   from :  CLASS ( "SNR" )
    pay :  CLASS BALANCE SEQUENTIAL ( "A1", "A2" )
-----------------------------------
!
-----------------------------------
   from :  CLASS ( "A1" )
    pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
   from :  CLASS ( "A2" )
    pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M1_Int =
{
-----------------------------------
```

```
     from :  CLASS ( "M1" )
      pay :  CLASS INTEREST PRO_RATA  ( "M1A"; "M1B" )
-----------------------------------
}
DEFINE MACRO BLOCK #M1_InS =
{
-----------------------------------
     from :  CLASS ( "M1" )
      pay :  CLASS INTSHORT PRO_RATA  ( "M1A"; "M1B" )
-----------------------------------
}
DEFINE MACRO BLOCK #M1_Prn =
{
-----------------------------------
     from :  CLASS ( "M1" )
      pay :  CLASS BALANCE PRO_RATA ( "M1A" ; "M1B" )
-----------------------------------
!
-----------------------------------
     from :  CLASS ( "M1A" )
      pay :  SEQUENTIAL ( "M1A#1" )
-----------------------------------
     from :  CLASS ( "M1B" )
      pay :  SEQUENTIAL ( "M1B#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M2_Int =
{
-----------------------------------
     from :  CLASS ( "M2" )
      pay :  CLASS INTEREST PRO_RATA  ( "M2A"; "M2B" )
-----------------------------------
}
DEFINE MACRO BLOCK #M2_InS =
{
-----------------------------------
     from :  CLASS ( "M2" )
      pay :  CLASS INTSHORT PRO_RATA  ( "M2A"; "M2B" )
-----------------------------------
}
DEFINE MACRO BLOCK #M2_Prn =
{
-----------------------------------
     from :  CLASS ( "M2" )
      pay :  CLASS BALANCE PRO_RATA ( "M2A" ; "M2B" )
-----------------------------------
!
-----------------------------------
     from :  CLASS ( "M2A" )
      pay :  SEQUENTIAL ( "M2A#1" )
-----------------------------------
     from :  CLASS ( "M2B" )
      pay :  SEQUENTIAL ( "M2B#1" )
-----------------------------------
}
```

```
DEFINE MACRO BLOCK #M3_Int =
{
-----------------------------------
      from :  CLASS ( "M3" )
       pay :  CLASS INTEREST PRO_RATA  ( "M3A"; "M3B" )
-----------------------------------
}
DEFINE MACRO BLOCK #M3_InS =
{
-----------------------------------
      from :  CLASS ( "M3" )
       pay :  CLASS INTSHORT PRO_RATA  ( "M3A"; "M3B" )
-----------------------------------
}
DEFINE MACRO BLOCK #M3_Prn =
{
-----------------------------------
      from :  CLASS ( "M3" )
       pay :  CLASS BALANCE PRO_RATA ( "M3A" ; "M3B" )
-----------------------------------
!
-----------------------------------
      from :  CLASS ( "M3A" )
       pay :  SEQUENTIAL ( "M3A#1" )
-----------------------------------
      from :  CLASS ( "M3B" )
       pay :  SEQUENTIAL ( "M3B#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M4_Prn =
{
-----------------------------------
      from :  CLASS ( "M4" )
       pay :  SEQUENTIAL ( "M4#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M5_Prn =
{
-----------------------------------
      from :  CLASS ( "M5" )
       pay :  SEQUENTIAL ( "M5#1" )
-----------------------------------
}
DEFINE MACRO BLOCK #M6_Prn =
{
-----------------------------------
      from :  CLASS ( "M6" )
       pay :  SEQUENTIAL ( "M6#1" )
-----------------------------------
}
!
!
CMO Block Payment Rules
-----------------------------------
!!! CHANGED
```

```
     from :  HEDGE ("CAP")
     pay :  CREDIT_ENHANCEMENT ( "Cap_Proceeds" )
------------------------------------
!
  calculate : #HedgePaySave = 0.00
------------------------------------
  calculate :  #Princ            = COLL_P
!
  calculate :  #Interest          = COLL_I
!
------------------------------------
  calculate :  #InitAcctBal       = 100% * #OrigCollBal
  calculate :  #SpecAcctBal       = #InitAcctBal
  calculate :  #SpecAcctBal       = MIN( #SpecAcctBal, COLL_BAL )
!
  calculate :  #SpecAcctFund      = MAX( 0, #SpecAcctBal - CREDIT_ENHANCEMENT (
"Cap_Proceeds" ) )
!
  calculate :  #PrevSpecOC        = #SpecOCTarg
!
  calculate :  #CurrentOC         = MAX( 0, COLL_BAL - (BBAL("A1#1", "A2#1", "M1A#1", "M1B#1",
"M2A#1", "M2B#1", "M3A#1", "M3B#1", "M4#1", "M5#1", "M6#1") - #Princ))
!
  calculate :  #XSSpread          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Mgmt_Fee") )
!
  calculate :  #FloorOCTotal      = #FloorOCTarg
!
!!! CHANGED
  calculate : #UndrawnPoolInsBal   = MAX(0, 53562635.28  - CREDIT_ENHANCEMENT("Pool_Ins") )
  calculate : #StepOCTarg         = MAX( 0.40% * #OrigCollBal, Max(0,(13.7% * Coll_Bal) -
#UndrawnPoolInsBal) )
!!
  calculate :  #StepDownDatePass   = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
!!! CHANGED
  calculate :  #SpecOCTarg        = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal,
Max(0,(6.85% * #OrigCollBal) - #UndrawnPoolInsBal) )
!
  calculate :  #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate :  #SpecOCTarg        = #Octval
!
  calculate :  #OCDeficiency      = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate :  #OCSurplus         = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate :  #PrincPmt          = MAX(0, COLL_P - #OCSurplus)
!
  calculate :  #XSIntRem          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
```

```
  calculate : #SubDefic          = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
  calculate : #AddPrinc          = MIN( #XSIntRem, #SubDefic )
  calculate : #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate : #XtraPDA           = MIN( #OCDeficiency, #XSIntRem )
  calculate : #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
  calculate : #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
!
  calculate : #ClassSNRPDA       = BBAL("A1", "A2") _
                        - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
  calculate : #ClassSNRPDA       = MAX( 0.0, MIN(BBAL("A1", "A2"), #ClassSNRPDA ))
  calculate : #ClassSNRPDA       = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
  calculate : #SenEnhancePct     = (COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate : #StepDownBal       = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
  calculate : #SDReqPerc         = 0.145 *(COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate : #SDTrigEnhFrac     = 1 * AVG_COLL("RATE",-1,2,1)
!
  calculate : #SDCumLossShft     = LOOKUP_TBL( "STEP", CURMONTH , "OC_SDCUMLOSS0",
"MONTH", "OC_SDCUMLOSS_FRAC0" )
  calculate : #SDTrigCumLossFrac  = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate : #SDTrigEvent       = TRIGGER("STEPDOWN_TRIGGER")
!
  calculate : #StepDown          = #StepDown OR (( #StepDownDatePass AND #StepDownBal )  AND
NOT #SDTrigEvent )
!
  calculate : #ReqPerc           = 0.145 *(COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
  calculate : #TrigEnhFrac       = 1 * AVG_COLL("RATE",-1,2,1)
!
  calculate : #CumLossShft       = LOOKUP_TBL( "STEP",  CURMONTH     , "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
  calculate : #TrigCumLossFrac   = DELINQ_LOSS_ACCUM / #OrigCollBal
!
  calculate : #TrigEvent         = TRIGGER("STEPUP_TRIGGER")
!
!!! Changed
  calculate : #TrigOCTargPre     = MAX(#PrevSpecOC,#SpecOCTarg)
  calculate : #TrigOCTargPost    = MAX(#PrevSpecOC,#SpecOCTarg)
!
  calculate : #SpecOCTarg        = IF #StepDown _
                    THEN IF #TrigEvent _
                       THEN MAX( #StepOCTarg , #TrigOCTargPost, #FloorOCTotal ) _
                       ELSE MAX( #StepOCTarg , #FloorOCTotal )  _
                    ELSE IF #TrigEvent _
                       THEN MAX( #SpecOCTarg, #TrigOCTargPre, #FloorOCTotal ) _
```

```
                    ELSE MAX( #SpecOCTarg, #FloorOCTotal )
!
  calculate :  #SpecOCTarg         = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate :  #SpecOCTarg         = #Octval
!
  calculate :  #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
  calculate :  #OCSurplus          = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
  calculate :  #PrincPmt           = MAX(0, COLL_P - #OCSurplus)
!
!
  calculate :  #XSIntRem           = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
  calculate :  #SubDefic           = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
  calculate :  #AddPrinc           = MIN( #XSIntRem, #SubDefic )
  calculate :  #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
  calculate :  #XtraPDA            = MIN( #OCDeficiency, #XSIntRem )
  calculate :  #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
  calculate :  #DistribAmt         = #PrincPmt + #AddPrinc + #XtraPDA
!!! CHANGED
 calculate : #AddReqEnhPct = MAX(0, 13.7% - (#UndrawnPoolInsBal/COLL_PREV_BAL))
 calculate : #1SNRTargPct = 58.7% - #AddReqEnhPct
 calculate : #1M1TargPct  = 71.5% - #AddReqEnhPct
 calculate : #1M2TargPct  = 83.0% - #AddReqEnhPct
 calculate : #1M3TargPct  = 90.% - #AddReqEnhPct
 calculate : #1M4TargPct  = 92.5% - #AddReqEnhPct
 calculate : #1M5TargPct  = 95.5% - #AddReqEnhPct
 calculate : #1M6TargPct  = 99.2% - #AddReqEnhPct
!
  calculate :  #ClassSNRPDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt _
                    ELSE BBAL("A1", "A2") _
                    - MIN(COLL_BAL - #FloorOCTotal, #1SNRTargPct * COLL_BAL)
  calculate :  #ClassSNRPDA        = MAX( 0.0, MIN(BBAL("A1", "A2"), #ClassSNRPDA ))
  calculate :  #ClassSNRPDA        = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
  calculate :  #ClassM1PDA         = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA _
                    ELSE BBAL("A1", "A2", "M1A", "M1B") - #ClassSNRPDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #1M1TargPct * COLL_BAL)
  calculate :  #ClassM1PDA         = MAX( 0.0, MIN(BBAL("M1A", "M1B"), #ClassM1PDA ))
  calculate :  #ClassM1PDA         = MAX( 0, MIN( #ClassM1PDA, #DistribAmt - #ClassSNRPDA ) )
!
!
  calculate :  #ClassM2PDA         = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA _
                    ELSE BBAL("A1", "A2", "M1A", "M1B", "M2A", "M2B") - #ClassSNRPDA -
```

```
#ClassM1PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #1M2TargPct * COLL_BAL)
  calculate : #ClassM2PDA        = MAX( 0.0, MIN(BBAL("M2A", "M2B"), #ClassM2PDA ))
  calculate : #ClassM2PDA        = MAX( 0, MIN( #ClassM2PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA ) )
!
!
  calculate : #ClassM3PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA _
                        ELSE BBAL("A1", "A2", "M1A", "M1B", "M2A", "M2B", "M3A", "M3B") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #1M3TargPct * COLL_BAL)
  calculate : #ClassM3PDA        = MAX( 0.0, MIN(BBAL("M3A", "M3B"), #ClassM3PDA ))
  calculate : #ClassM3PDA        = MAX( 0, MIN( #ClassM3PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA ) )
!
!
  calculate : #ClassM4PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA _
                        ELSE BBAL("A1", "A2", "M1A", "M1B", "M2A", "M2B", "M3A", "M3B", "M4") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #1M4TargPct * COLL_BAL)
  calculate : #ClassM4PDA        = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
  calculate : #ClassM4PDA        = MAX( 0, MIN( #ClassM4PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
  calculate : #ClassM5PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA _
                        ELSE BBAL("A1", "A2", "M1A", "M1B", "M2A", "M2B", "M3A", "M3B", "M4",
"M5") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #1M5TargPct * COLL_BAL)
  calculate : #ClassM5PDA        = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
  calculate : #ClassM5PDA        = MAX( 0, MIN( #ClassM5PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
  calculate : #ClassM6PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                        THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                        ELSE BBAL("A1", "A2", "M1A", "M1B", "M2A", "M2B", "M3A", "M3B", "M4",
"M5", "M6") - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA -
#ClassM5PDA _
                        - MIN(COLL_BAL - #FloorOCTotal, #1M6TargPct * COLL_BAL)
  calculate : #ClassM6PDA        = MAX( 0.0, MIN(BBAL("M6"), #ClassM6PDA ))
  calculate : #ClassM6PDA        = MAX( 0, MIN( #ClassM6PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA ) )
!
!
 calculate : "SNR" _
 NO_CHECK CUSTOM   AMOUNT      = #ClassSNRPDA
!
 calculate : "M1" _
```

```
 NO_CHECK CUSTOM  AMOUNT     = #ClassM1PDA
!
 calculate :  "M2" _
 NO_CHECK CUSTOM  AMOUNT     = #ClassM2PDA
!
 calculate :  "M3" _
 NO_CHECK CUSTOM  AMOUNT     = #ClassM3PDA
!
 calculate :  "M4" _
 NO_CHECK CUSTOM  AMOUNT     = #ClassM4PDA
!
 calculate :  "M5" _
 NO_CHECK CUSTOM  AMOUNT     = #ClassM5PDA
!
 calculate :  "M6" _
 NO_CHECK CUSTOM  AMOUNT     = #ClassM6PDA
!
 calculate :  "RESID" _
 NO_CHECK CUSTOM  AMOUNT     = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "M1", "M2",
"M3", "M4", "M5", "M6"))
!
-----------------------------------
     pay :  CLASS ENTIRETY  SEQUENTIAL  ( "EXP" )
-----------------------------------
     pay :  CLASS INTEREST  PRO_RATA  ( "X" )
     pay :  CLASS INTSHORT  PRO_RATA  ( "X" )
     pay :  CLASS INTEREST  PRO_RATA  ( "SNR" )
-----------------------------------
 {#SNR_Int}
-----------------------------------
     pay :  CLASS INTSHORT  PRO_RATA  ( "SNR" )
-----------------------------------
 {#SNR_InS}
-----------------------------------
     pay :  CLASS INTEREST  PRO_RATA  ( "M1" )
-----------------------------------
 {#M1_Int}
-----------------------------------
     pay :  CLASS INTSHORT  PRO_RATA  ( "M1" )
-----------------------------------
 {#M1_InS}
-----------------------------------
     pay :  CLASS INTEREST  PRO_RATA  ( "M2" )
-----------------------------------
 {#M2_Int}
-----------------------------------
     pay :  CLASS INTSHORT  PRO_RATA  ( "M2" )
-----------------------------------
 {#M2_InS}
-----------------------------------
     pay :  CLASS INTEREST  PRO_RATA  ( "M3" )
-----------------------------------
 {#M3_Int}
-----------------------------------
     pay :  CLASS INTSHORT  PRO_RATA  ( "M3" )
```

```
-----------------------------------
{#M3_InS}
-----------------------------------
    pay : CLASS INTEREST  PRO_RATA  ( "M4" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M4" )
    pay : CLASS INTEREST  PRO_RATA  ( "M5" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M5" )
    pay : CLASS INTEREST  PRO_RATA  ( "M6" )
    pay : CLASS INTSHORT  PRO_RATA  ( "M6" )
-----------------------------------
   from : CLASS ( "ROOT" )
    pay : EXPENSE ( "Mgmt_Fee" )
-----------------------------------
    pay : CLASS PRINCIPAL SEQUENTIAL  ( "SNR" )
-----------------------------------
{#SNR_Prn}
-----------------------------------
    pay : CLASS PRINCIPAL SEQUENTIAL  ( "M1" )
-----------------------------------
{#M1_Prn}
-----------------------------------
    pay : CLASS PRINCIPAL SEQUENTIAL  ( "M2" )
-----------------------------------
{#M2_Prn}
-----------------------------------
    pay : CLASS PRINCIPAL SEQUENTIAL  ( "M3" )
-----------------------------------
{#M3_Prn}
-----------------------------------
    pay : CLASS PRINCIPAL SEQUENTIAL  ( "M4" )
-----------------------------------
{#M4_Prn}
-----------------------------------
    pay : CLASS PRINCIPAL SEQUENTIAL  ( "M5" )
-----------------------------------
{#M5_Prn}
-----------------------------------
    pay : CLASS PRINCIPAL SEQUENTIAL  ( "M6" )
-----------------------------------
{#M6_Prn}
-----------------------------------
!!! CHANGED
   from : CREDIT_ENHANCEMENT ( "Cap_Proceeds" )
    pay : CLASS COUPONCAP_SHORT SEQUENTIAL ( "A1", "A2", "M1A", "M1B", "M2A", "M2B",
"M3A", "M3B","M4" )
-----------------------------------
   from : CLASS ( "ROOT" )
    pay : CLASS COUPONCAP_SHORT PRO_RATA ( "A1", "A2", "M1A", "M1B", "M2A", "M2B",
"M3A", "M3B", "M4" )
-----------------------------------
   from : CLASS ( "ROOT" )
    pay : CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M1" )
-----------------------------------
   from : CLASS ( "M1" )
    pay : CLASS PRINCSHORT_LOSS PRO_RATA    ( "M1A";"M1B" )
```

```
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M2" )
-----------------------------------
     from :  CLASS ( "M2" )
      pay :  CLASS PRINCSHORT_LOSS PRO_RATA   ( "M2A";"M2B" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M3" )
-----------------------------------
     from :  CLASS ( "M3" )
      pay :  CLASS PRINCSHORT_LOSS PRO_RATA   ( "M3A";"M3B" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M4" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
-----------------------------------
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
-----------------------------------
!!! CHANGED
!!!      from :  NOWHERE ( #SpecAcctFund )
!!!       pay :  CREDIT_ENHANCEMENT ( "Cap_Proceeds" )
-----------------------------------
!!!      from :  HEDGE ("CAP")
!!!       pay :  AS_INTEREST ("R#1")
-----------------------------------
!
     from :  CLASS ( "ROOT" )
      pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
      pay :  AS_INTEREST ( "OC#1" )
-----------------------------------
      pay :  SEQUENTIAL  ( "OC#1" )
-----------------------------------
  calculate : #WriteDown = MAX(0.0,
BBAL("A1#1","A2#1","M1A#1","M1B#1","M2A#1","M2B#1","M3A#1","M3B#1","M4#1","M5#1","M6#1","OC
#1") - COLL_BAL)
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN PRO_RATA ( "OC#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN PRO_RATA ( "M3A#1"; "M3B#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
```

```
      pay :  WRITEDOWN PRO_RATA ( "M2A#1"; "M2B#1" )
-----------------------------------
     from :  SUBACCOUNT ( #Writedown )
      pay :  WRITEDOWN PRO_RATA ( "M1A#1"; "M1B#1" )
-----------------------------------
  calculate : #BondBal     =
BBAL("A1#1","A2#1","M1A#1","M1B#1","M2A#1","M2B#1","M3A#1","M3B#1","M4#1","M5#1","M6#1")
  calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
  calculate : #IncrOC      = MAX( 0, #OC - BBAL( "OC#1" ) )
-----------------------------------
     from :  SUBACCOUNT ( #IncrOC )
      pay :  WRITEUP SEQUENTIAL ( "OC#1" )
-----------------------------------
  calculate : #FGWrapBal = COLL_BAL
-----------------------------------
  calculate : #LastFGBal = #FGBal
  calculate : #FGBal = CREDIT_ENHANCEMENT("Pool_Ins")
  calculate : #FGDraw = MAX( 0, #FGBal - #LastFGBal )
-----------------------------------
Schedule "asio"
DECLARE
VALUES OK
   20040325      449,128,473
   20040425      449,128,473
   20040525      445,209,925
   20040625      440,053,018
   20040725      433,657,495
   20040825      426,030,883
   20040925      417,188,747
   20041025      407,154,882
   20041125      395,961,419
   20041225      383,648,866
   20050125      370,266,048
   20050225      355,869,966
   20050325      340,525,560
   20050425      324,305,371
   20050525      307,289,114
   20050625      289,563,149
   20050725      271,219,851
   20050825      252,356,900
   20050925      233,076,468
   20051025      213,484,336
   20051125      193,688,929
   20051225      173,800,287
   20060125      153,928,984
   20060225      134,184,997
   20060325      114,676,553
   20060425       95,508,951
   20060525       76,783,381
   20060625       58,595,753
   20060725       41,035,541
   20060825       24,184,645
   20060925            0
!
Schedule "ASIO_BAL"
```

```
DECLARE
VALUES OK
   20040325        449,128,473
   20040425        445,209,925
   20040525        440,053,018
   20040625        433,657,495
   20040725        426,030,883
   20040825        417,188,747
   20040925        407,154,882
   20041025        395,961,419
   20041125        383,648,866
   20041225        370,266,048
   20050125        355,869,966
   20050225        340,525,560
   20050325        324,305,371
   20050425        307,289,114
   20050525        289,563,149
   20050625        271,219,851
   20050725        252,356,900
   20050825        233,076,468
   20050925        213,484,336
   20051025        193,688,929
   20051125        173,800,287
   20051225        153,928,984
   20060125        134,184,997
   20060225        114,676,553
   20060325         95,508,951
   20060425         76,783,381
   20060525         58,595,753
   20060625         41,035,541
   20060725         24,184,645
   20060825              0
!
!
 Collateral OVER
!
!    Factor     --Delay--
! Type  Date     P/Y   BV   Use BV for 0
 WL  20040201   9999 9999   FALSE
!
! Pool# Type    Gross    Current    Original  --Fee-- Maturity Orig
!             Coupon   Factor    Balance   P/Y  BV  P/Y  BV Term
!! BEGINNING OF COLLATERAL
M     1   "COVERED                  121-180" WL   00   WAC        9.41854 (    75053423.04 /
75053423.04 );   75053423.04              2.86        2.86          357:2    357:2      359 NO_CHECK
BALLOON SCHED_BOTH         180 GROUP 1
M     2   "COVERED                  181-240" WL   00   WAC        9.53776 (    459529699.25 /
459529699.25 );   459529699.25              2.86        2.86          355:2    355:2      357
NO_CHECK BALLOON SCHED_BOTH         240 GROUP 1
M     3   "COVERED                  <= 120" WL   00   WAC        9.37109 (     1043230.54 /
1043230.54 );    1043230.54              2.86        2.86          358:2    358:2     360 NO_CHECK
BALLOON SCHED_BOTH         120 GROUP 1
M     4   "UNINSURED                121-180" WL   00   WAC       10.82218 (     5620359.56 /
5620359.56 );    5620359.56              0.51        0.51          346:7    346:7     353 NO_CHECK
BALLOON SCHED_BOTH         180 GROUP 2
```

M 5 "UNINSURED 181-240" WL 00 WAC 11.29674 (24652077.77 / 24652077.77); 24652077.77 0.51 0.51 350:6 350:6 356 NO_CHECK BALLOON SCHED_BOTH 240 GROUP 2
M 6 "UNINSURED <= 120" WL 00 WAC 11.75 (12406.51 / 12406.51); 12406.51 0.51 0.51 350:10 350:10 360 NO_CHECK BALLOON SCHED_BOTH 120 GROUP 2